January 8, 2014

VIA EDGAR SUBMISSION

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Dear Mr. Cash,

We are in receipt of your letter dated December 23, 2013 regarding GrowLife, Inc.’s (the “Company”) Form 10-K filed by the Company for the fiscal year ended December 31, 2012 and Form 8-K filed by the Company on June 10, 2013.  As discussed with Ms. Lisa Etheredge, we are requesting an extension of time to respond to your letter.  As a result, the Company will submit our response letter no later than January 22, 2014.

Further, the Company acknowledges the following:

•	The Company is responsible for both the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Genesi

John Genesi
Chief Financial Officer

cc:   Ms. Lisa Etheredge, Securities and Exchange Commission
       Ms. Sherry Haywood, Esq., Securities and Exchange Commission
       Mr. Craig Slivka, Esq., Securities and Exchange Commission